VIA FEDEX AND
EDGAR CORRESPONDENCE

Beverly A. Singleton Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	Balqon Corporation Form 8-K filed October 30, 2008, File No. 000-52337

Dear Ms. Singleton:

This letter responds to the comments of your letter dated October 31, 2008 relating to Balqon Corporation, a Nevada corporation (the “Company”), a copy of which letter is enclosed for your convenience. The enclosed copy of Amendment No. 1 to the Company’s Current Report on Form 8-K, File No. 000-52337 (the “Report”) contains revisions that are directly in response to your comments.

1.           Additional disclosure has been added to Item 4.01 of the Report to cover the entire period from July 2, 2008, the date the Company’s former independent registered public accountant, Mendoza Berger & Company, LLP (“Mendoza”), was appointed, to October 24, 2008, the date of dismissal, in accordance with Item 304(a)(1)(ii), Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K.  The relevant paragraph reads in its entirety as follows:

Mendoza did not report on any of our (BMR Solutions Inc.’s) financial statements for the two years ended December 31, 2007 or any subsequent interim periods.  However, Mendoza did review our financial statements for the quarter ended June 30, 2008.  There were no disagreements between us (BMR Solutions, Inc.) and Mendoza on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Mendoza would have caused Mendoza to make reference to the matter in its reports on our (BMR Solutions, Inc.’s) financial statements.  During the period beginning on July 2, 2008 and ending on October 24, 2008, there were no reportable events (as the term described in Item 304(a)(1)(v) of Regulation S-K) with Mendoza.

2.           The Company has obtained and filed as Exhibit 16.1 to the Report an updated letter from its former independent registered public accountant stating that the accountant agrees with the statements made in the Report. A copy of this letter is enclosed for your convenience.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to your comments in your letter of comments dated October 31, 2008. If you have any questions, please contact me at (714) 836-6342.

Sincerely yours,

By:	/s/ Balwinder Samra
Balwinder Samra Chief Executive Officer

  Enclosures